UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

TherapeuticsMD, Inc.

Full name of Registrant

AMHN, INC.

Former name if Applicable

951 Yamato Road, Suite 220

Address of Principal Executive Office (Street and number)

Boca Raton, FL 33431

City, State and Zip Code

PART II — RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

TherapeuticsMD, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 to report that it is unable to file its Annual Report on Form 10-K for its fiscal year ended December 31, 2022 (the “2022 Annual Report”) within the prescribed time period without unreasonable effort or expense.

The delay is the result of the Company needing additional time to finalize the accounting relating to the Company’s previously announced transaction with Mayne Pharma LLC (the “Mayne Transaction”) and the change in business strategy to become a pharmaceutical royalty company. The closing of the Mayne Transaction was described on the Current Report on Form 8-K filed by the Company on January 3, 2023. The Company anticipates filing the 2022 Annual Report within the prescribed 15-day extension.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Marlan Walker	(714)	922-0639
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒  Yes    ☐  No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects that its results of operations for the fourth quarter and full year-ended December 31, 2022 will be significantly different than its results of operations from the corresponding period in the prior fiscal year due to the Mayne Transaction, the Company’s previously announced sale of vitaCare Prescription Services, Inc. (“vitaCare”) and the change in business strategy to become a pharmaceutical royalty company. As a result, an adjustment has been made to the consolidated statements of operations for the twelve months ended December 31, 2022 and 2021 to reclassify commercial activities and vitaCare activities to discontinued operations as the cessation of these operations, in the aggregate, represented a business shift that will have a major effect on the Company’s operations and financial results.

The Company currently anticipates net income (loss) of approximately $112.0 million for the year ended December 31, 2022 compared to $(172.4) million for the year ended December 31, 2021.

The Company is still finalizing the allocation of items between continued and discontinued operations and therefore the Company is not able to provide the breakdown in results between continuing operations and discontinued operations at this time.

The foregoing expectations are preliminary and subject to change in connection with the completion of the 2022 Annual Report.

Forward-Looking Statements

This notice may be deemed to contain forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act, and the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements may include, but are not limited to, statements regarding the Company’s results for the year ended December 31, 2022 and the timing of the filing of its Annual Report on Form 10-K for the year ended December 31, 2022. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this notice are made as of the date of this notice, and the Company undertakes no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of the Company’s control. Important factors that could cause actual results, developments and business decisions to differ materially from forward-looking statements include, among others, the timing and nature of the final resolution of the accounting issues discussed in this notice, any delay in the filing of required periodic reports with the SEC, additional uncertainties related to accounting issues generally, and other risks identified in the Company’s reports filed with the U.S. Securities and Exchange Commission.

TherapeuticsMD, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2023	By:	/s/ Marlan Walker Marlan Walker Chief Executive Officer